EXHIBIT 12

Apogent Technologies Inc.

Computation of Ratio of Earnings to Fixed Charges

December 31, 2002

	Fiscal Year Ended September 30,						Three Months Ended December 31, 2002
	1997	1998	1999	2000	2001	2002
Fixed Charges:
Interest expense	$24,999	$33,772	$40,073	$48,684	$48,698	40,687	$10,399
Deferred financing	152	151	224	533	563	3,461	912
1 / 3 Rental expense	1,076	1,343	2,235	3,145	3,903	4,809	1,325

	$26,227	$35,266	$42,532	$52,362	$53,164	$48,957	$12,636
Earnings:
Pre tax income from continuing operations	$73,996	$86,836	$127,392	$144,325	$179,149	$213,284	$45,508
Add: Fixed charges	26,227	35,266	42,532	52,362	53,164	48,957	12,636
Earnings	100,223	122,102	169,924	196,687	232,313	262,241	58,144
Ratio of Earnings to Fixed Charges	3.8	3.5	4.0	3.8	4.4	5.4	4.6

Rental Expense	$3,229	$4,028	$6,704	$9,434	$11,710	$14,428	$3,976